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                                                                    EXHIBIT 12-7

               THE DETROIT EDISON COMPANY AND SUBSIDARY COMPANIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS


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
                                                           Year Ended December 31
                                               ----------------------------------------------
                                                    1996            1995            1994
                                               --------------  --------------  --------------
                                                  (Thousands, except for ratio and percent)
Net income ..................................       $327,538      $  433,651      $  419,909
                                               -------------   -------------   -------------

Taxes based on income:
 Current income taxes .......................        223,616         220,730         169,381
 Deferred taxes - net .......................         16,437          78,817         110,243
 Investment tax credit adjustments - net ....        (15,054)        (16,294)        (12,826)
 Municipal and state ........................          3,348           2,627           2,566
                                               -------------   -------------   -------------
     Total taxes based on income ............        228,347         285,880         269,364
                                               -------------   -------------   -------------

Fixed charges:
 Interest on long-term debt .................        275,166         275,599         273,763
 Amortization of debt discount, premium
   and expense ..............................         11,843          11,312          10,832
 Other interest .............................          3,936           9,666          11,170
 Interest factor of rents ...................         34,000          29,000          28,000
                                               -------------   -------------   -------------
     Total fixed charges ....................        324,945         325,577         323,765
                                               -------------   -------------   -------------

Earnings before taxes based on income
 and fixed charges ..........................       $880,830      $1,045,108      $1,013,038
                                               =============   =============   =============

Preferred stock dividends ...................       $ 16,015      $   27,737      $   29,640
Dividends meeting requirement of
 IRC Section 247 ............................          3,870           3,870           3,870
Percent deductible for income tax purposes ..          40.00%          40.00%          40.00%
Amount deductible ...........................          1,548           1,548           1,548
Amount not deductible .......................         14,467          26,189          28,092
Ratio of pretax income to net income ........           1.70            1.66            1.64
Dividend factor for amount not deductible ...         24,594          43,474          46,071
Amount deductible ...........................          1,548           1,548           1,548
                                               -------------   -------------   -------------
     Total preferred stock dividend factor ..         26,142          45,022          47,619
     Total fixed charges ....................        324,945         325,577         323,765
                                               -------------   -------------   -------------
     Total fixed charges and preferred
      stock dividends .......................       $351,087      $  370,599      $  371,384
                                               =============   =============   =============

Ratio of earnings to fixed charges and
 preferred stock dividends ..................           2.51            2.82            2.73
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